UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
Estimated average burden
SCHEDULE 13G	hours per response.............11

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

   Advent Software, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

007974108

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 007974108

1.

Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

DiMarco/Harleen Revocable Living Trust,

Dated 9/20/90, organized in California, as

amended, and Stephanie DiMarco and

James Harleen, Trustees

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Wife and Husband

3.	SEC Use Only

4.	Citizenship or Place of Organization For the Trust-California; The Trustees, Stephanie DiMarco and James Harleen are U.S. citizens

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 428,911(1)

	6.	Shared Voting Power 1,702,661(2)

	7.	Sole Dispositive Power 428,911(1)

	8.	Shared Dispositive Power 1,702,661(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,131,572

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.3%

12.	Type of Reporting Person (See Instructions) OO

(1) Includes 415,000 shares of Common Stock issuable upon exercise of options and 13,911 shares of Common Stock issuable upon vesting of restricted stock units granted to Stephanie DiMarco pursuant to the issuer’s stock plan, as to which Stephanie DiMarco has sole voting and dispositive power.  Based on the issuer’s closing stock price of $19.97 at December 31, 2008, does not include any shares of Common Stock issuable upon exercise of stock appreciation rights granted to Stephanie DiMarco pursuant to the issuer’s stock, as to which Stephanie DiMarco has sole voting and dispositive power.

(2) Includes 1,547,834 shares of Common Stock held in the name of DiMarco/Harleen 1990 Revocable Living Trust, Dated 9/20/90 organized in California, as amended and 154,827 shares of Common Stock held in the name of DiMarco/Harleen Charitable Trust Dated 02/06/97.

Item 1.
	(a)	Name of Issuer Advent Software, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 600 Townsend Street, San Francisco, CA 94103

Item 2.
	(a)	Name of Person Filing DiMarco/Harleen Revocable Living Trust, dated 9/20/90, as amended, and Stephanie DiMarco and James Harleen, Trustees
	(b)	Address of Principal Business Office or, if none, Residence 600 Townsend Street, San Francisco, CA 94103
	(c)	Citizenship The DiMarco/Harleen Revocable Living Trust, dated 9/20/90, as amended, is a living trust organized in California. The Trustees, James Harleen and Stephanie DiMarco, are U.S. citizens
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 007974108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 2,131,572
(b) Percent of class: 8.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 428,911(1)
(ii) Shared power to vote or to direct the vote 1,702,661(2)
(iii) Sole power to dispose or to direct the disposition of 428,911(1)
(iv) Shared power to dispose or to direct the disposition of 1,702,661(2)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009
Date

Signature:	/s/ James Harleen

James Harleen on behalf of the DiMarco/Harleen
Revocable Living Trust, dated 9/20/90, as amended,
DiMarco/Harleen Charitable Trust, DiMarco/Harleen 1997
Charitable Trust in his capacity as a Trustee of said Trusts

Signature:	/s/ Stephanie DiMarco

Stephanie DiMarco, individually, and on behalf of the
DiMarco/Harleen Revocable Living Trust, dated 9/20/90,
as amended, DiMarco/Harleen Charitable Trust,
DiMarco/Harleen 1997 Charitable Trust in her capacity as
a Trustee of said Trusts